UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE
13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2025

Commission File Number  001-41666

CASI PHARMACEUTICALS, INC.

(Translation of registrant’s name into English)

1701-1702, China Central Office Tower 1

No. 81 Jianguo Road, Chaoyang District

Beijing, 100025

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F  ☒ Form 40-F  ☐

EXPLANATORY NOTE

This Report on Form 6-K/A (the “Amendment”) of CASI Pharmaceuticals, Inc. (the "Company") amends the Company's reports on Form 6-K filed with the U.S. Securities and Exchange Commission on April 3, 2025 (Film No. 25807584), April 3, 2025 (Film No. 25810052), April 9, 2025, May 7, 2025, May 12, 2025, and May 14, 2025 (each an “Original Form 6-K”, and as amended the "Form 6-Ks"), solely to incorporate by reference the information contained in each Original Form 6-K, including the exhibits furnished therewith, into the Company's registration statements on Form F-3 as set forth below.

Except as described above, this Amendment speaks as of the original respective filing date of each Original Form 6-K and does not amend, update or restate any information set forth in any Original Form 6-K or reflect any events that occurred subsequent to the original filing date of any Original Form 6-K.

INCORPORATION BY REFERENCE

The information included in the Form 6-Ks, including the exhibits furnished therewith, is hereby incorporated by reference into the Company's Registration Statements on Form F-3 (File No. 333-283998 and No. 333-281621) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this Report on Form 6-K is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CASI Pharmaceuticals, Inc.

	By:	/s/ Wei-Wu He
	Name:	Wei-Wu He
	Title:	Chairman & CEO

Date: May 20, 2025